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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)

                          ENVIRODYNE INDUSTRIES, INC.
________________________________________________________________________________
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)

                                   294037205
________________________________________________________________________________
                                 (CUSIP Number)

                          Joseph L. von Rosenberg III
       Executive Vice President, General Counsel and Corporate Secretary
                               ZAPATA CORPORATION
                        1717 St. James Place, Suite 550
                              Houston, Texas 77056
                                 (713) 940-6100
________________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                May 14, 1997
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




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INTRODUCTORY NOTE.

                 This Amendment No. 7 to Schedule 13D is being filed on behalf of Zapata Corporation, a Delaware corporation ("Zapata"), to supplement certain information set forth in the Schedule 13D relating to securities of Envirodyne Industries, Inc. (the "Issuer") originally filed by Zapata on August 17, 1995, as amended by Amendments No. 1, 2, 3, 4, 5 and 6 to Schedule 13D filed on June 21, 1996, March 10, 1997, March 31, 1997, April 18, 1997, April 23, 1997 and
April 29, 1997, respectively.

ITEM 4.          PURPOSE OF TRANSACTION

         Item 4 to the Schedule 13D is hereby supplemented as follows:

         On May 14, 1997, Zapata sent a letter to F. Edward Gustafson, Chairman, President and Chief Executive Officer of the Issuer, proposing a merger transaction by which Zapata would acquire the shares of Common Stock of the Issuer not owned by Zapata for consideration of $8 per share, consisting of $4 per share in cash and $4 per share in common stock of Zapata, with the stock consideration to be based on an exchange ratio to be determined. The letter and the press release issued by Zapata announcing the proposal are filed as
Exhibit 99.7 and Exhibit 99.8 hereto, respectively.

         The merger would be conditioned on satisfactory refinancing of the Issuer's debt. Zapata would undertake to renegotiate and/or obtain commitments to refinance that debt prior to the mailing of the joint proxy statement/prospectus relating to the transaction. Zapata expects that meetings of the respective stockholders of the Issuer and Zapata to consider this transaction could be held as early as August 1997.

         Zapata's proposal is subject to negotiation and execution of appropriate definitive agreements containing customary and mutually acceptable representations, warranties, terms and conditions. Because of the serious concerns Zapata would have if it, as holder of over 40% of the Issuer's Common Stock, did not have representation on the Issuer's board, Zapata's proposal is also conditioned on its slate of nominees being elected at the Issuer's annual meeting of stockholders scheduled for May 16, 1997. In accordance with Zapata's intention as expressed in Zapata's proxy material relating to the annual meeting, the merger agreement would have to be approved by a committee of the Issuer's board of directors consisting entirely of persons not representatives of, or otherwise affiliated with, Zapata. The board approval on behalf of the Issuer would also need to encompass redemption of the rights issued under the Issuer's stockholder rights plan. Zapata would expect the senior management of the Issuer to stay with the combined enterprise under mutually satisfactory employment arrangements.

         In the press release announcing Zapata's proposal, Mr. Avram A. Glazer, President and Chief Executive Officer of Zapata, stated: "The Envirodyne Board has questioned our intentions and motives in seeking to nominate three directors at the upcoming annual meeting. To address any concerns about this, we decided late yesterday to make this $8 per share merger proposal. We are willing to acquire the entire company for a handsome premium. If Envirodyne's Board is truly interested in advancing stockholders' interests, they should embrace our proposal and move quickly toward its successful completion."





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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

       Exhibit Number                        Document Description
       --------------                        --------------------
            99.7 Letter from Zapata Corporation to Envirodyne Industries, Inc. dated May 14, 1997

            99.8                      Zapata Corporation press release dated
                                      May 14, 1997

                 After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 14, 1997.
                               ZAPATA CORPORATION



                               By:  /S/ JOSEPH L. VON ROSENBERG III
                                    --------------------------------------------
                                    Joseph L. von Rosenberg III
                                    Executive Vice President, General Counsel
                                      and Corporate Secretary






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                                 EXHIBIT INDEX


       Exhibit Number                        Document Description
       --------------                        --------------------
            99.7 Letter from Zapata Corporation to Envirodyne Industries, Inc. dated May 14, 1997

            99.8                      Zapata Corporation press release dated
                                      May 14, 1997









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